UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

RBS Capital Trust I
RBS Capital Trust II

RBS Capital Trust III

RBS Capital Trust IV

and

The Royal Bank of Scotland Group plc

(Name of Subject Company (Issuer))

The Royal Bank of Scotland Group plc

(Names of Filing Persons (Offeror))

The Royal Bank of Scotland Group plc	American Depositary Shares, Series F, each representing one Non-Cumulative Dollar Preference Shares, Series F	780097804

The Royal Bank of Scotland Group plc	American Depositary Shares, Series H each representing one Non-Cumulative Dollar Preference Shares, Series H	780097879

The Royal Bank of Scotland Group plc	American Depositary Shares, Series L each representing one Non-Cumulative Dollar Preference Shares, Series L	780097788

The Royal Bank of Scotland Group plc	American Depositary Shares, Series M each representing one Non-Cumulative Dollar Preference Shares, Series M	780097796

The Royal Bank of Scotland Group plc	American Depositary Shares, Series N each representing one Non-Cumulative Dollar Preference Shares, Series N	780097770

The Royal Bank of Scotland Group plc	American Depositary Shares, Series P each representing one Non-Cumulative Dollar Preference Shares, Series P	780097762

The Royal Bank of Scotland Group plc	American Depositary Shares, Series Q each representing one Non-Cumulative Dollar Preference Shares, Series Q	780097754

The Royal Bank of Scotland Group plc	American Depositary Shares, Series R each representing one Non-Cumulative Dollar Preference Shares, Series R	780097747

The Royal Bank of Scotland Group plc	American Depositary Shares, Series S each representing one Non-Cumulative Dollar Preference Shares, Series S	780097739

The Royal Bank of Scotland Group plc	American Depositary Shares, Series T each representing one Non-Cumulative Dollar Preference Shares, Series T	780097713

The Royal Bank of Scotland Group plc	American Depositary Shares, Series U each representing one Non-Cumulative Dollar Preference Shares, Series U	780097AU5

The Royal Bank of Scotland Group plc	Dollar Perpetual Regulatory tier one securities, Series 1	780097AH4

The Royal Bank of Scotland Group plc	6.990% Fixed Rate/Floating Rate Preferred Capital Securities	780097AS0 and 032386504

RBS Capital Trust I	4.709% Non-cumulative Trust Preferred Securities	749274AA4

RBS Capital Trust II	6.425% Non-cumulative Trust Preferred Securities	74927PAA7

RBS Capital Trust III	5.512% Non-cumulative Trust Preferred Securities	74927QAA5

RBS Capital Trust IV	Floating Rate Non-Cumulative Trust Preferred Securities	74927FAA9
(Issuer)	(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Miller McLean
Group General Counsel and Group Secretary
RBS Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
Tel: +44 (0) 131 523 2333
Fax: +44 (0) 131 626 3081
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to

Jeffrey C. Cohen, Esq.
Tom B. Shropshire, Jr., Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Tel: +1 (212) 903 9000
Fax: +1 (212) 903 9100

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (1)(2)(3)
$2,539,429,172	$181,061.30

(1)                               Estimated solely for purposes of determining the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Valuation was calculated assuming that (i) a maximum of $685,571,000 principal amount of the outstanding Dollar Perpetual Regulatory tier one securities, Series 1, are being purchased at a purchase price of $860.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $594,834,307 for such securities; (ii) a maximum of 10,800,000 of the outstanding American Depositary Shares, Series C, each representing one Non-Cumulative Dollar Preference Share, Series C, issued by National Westminster Bank PLC (“NatWest”) are being purchased by NatWest at a purchase price of $21.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $232,992,000 for such securities; (iii) a maximum of 7,200,000 of the outstanding American Depositary Shares, Series F, each representing one Non-Cumulative Dollar Preference Share, Series F, are being purchased at a purchase price of $20.00 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $145,950,750 for such securities; (iv) a maximum of 10,800,000 of the outstanding American Depositary Shares, Series H, each representing one Non-Cumulative Dollar Preference Share, Series H, are being purchased at a purchase price of $19.25 per American Depositary Share, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $210,673,125 for such series; (v) a maximum of $563,605,000 aggregate principal amount of the outstanding 6.990% Fixed Rate/Floating Rate Preferred Capital Securities are being purchased at a purchase price of $740.00 per $100,000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $420,460,132 for such series; (vi) a maximum of $393,572,000 aggregate principal amount of the outstanding 6.425% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $670.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $272,543,690; (vii) a maximum of $321,925,000 aggregate principal amount of the outstanding 4.709% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $660.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $217,776,307; (viii) a maximum of 6,653 ($665,300,000 aggregate liquidation preference) of the outstanding American Depositary Shares, Series U, each representing one Non-Cumulative Dollar Preference Share, Series U, are being purchased at a purchase price of $660.00 per $100,000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $444,180,892 for such series and (ix) a maximum of $27,000 aggregate principal amount of the outstanding 5.512% Non-cumulative Trust Preferred Securities are being purchased at a purchase price of $660.00 per $1000 principal amount tendered, plus accrued dividend, interest or other periodic distributions, resulting in an aggregate purchase price of $17,968.82. Clause (ii) above is included solely for purposes of calculating and paying the filing fee on behalf of NatWest for the Schedule TO-I filed by NatWest on April 6, 2010; such series of securities is not part of the tender offer by The Royal Bank of Scotland Group plc.

(2)                               The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and Fee Rate Advisory No. 5 for fiscal year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

(3)                               Previously paid.

☒                               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $181,061.30	Filing Party: The Royal Bank of Scotland Group plc

Form or Registration No.: Schedule TO-I	Date Filed: April 6, 2010

☐                                 Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                 third-party tender offer subject to Rule 14d-1.

☒                               issue tender offer subject to Rule 13e-4.

☐                                 going-private transaction subject to Rule 13e-3.

☐                                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Unless otherwise defined herein, capitalized terms used in this Schedule TO-I shall have the meaning given to them in the Offer to Purchase, which is attached hereto as Exhibit 99.(a)(1)(A).

This Amendment No. 3 to the Issuer Tender Offer Statement on Schedule TO-I, as amended and supplemented, (“Schedule TO-I”) amends the Schedule TO-I filed with the U.S. Securities and Exchange Commission on April 6, 2010 by The Royal Bank of Scotland Group plc (incorporated in Scotland with limited liability under the Companies Act 1948 to 1980, registered number SC045551) (“RBSG”). The Schedule TO-I relates to the offer to purchase for cash the securities listed in the table on pages (i) to (ii) (the “Securities”) of the Offer to Purchase dated April 6, 2010, as amended and supplemented, (the “Offer to Purchase”), subject to the terms and conditions described in the Summary Term Sheet in the Offer to Purchase (except for the American Depositary Shares, Series C, representing  7.7600% Non-cumulative Dollar Preference Shares, Series C issued by National Westminster Bank Public Limited Company) and the accompanying letter of transmittal, as amended and supplemented, (the “Letter of Transmittal”).

RBSG is offering to purchase the Securities at a purchase price equal to the applicable Tender Offer Consideration listed in the table on pages (i) to (ii) of the Offer to Purchase for each series of Securities plus, in each case, Accrued Distributions (as defined in the Offer to Purchase), if any.

ITEM 11.

Item 11 of the Schedule TO-I is hereby amended and supplemented by adding the following to the end thereof:

On May 4, 2010, RBSG and National Westminster Bank Public Limited Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, on May 3, 2010. A copy of the press release is filed as Exhibit 99.(a)(5)(B) and is incorporated herein by reference.

ITEM 12.

Item 12 of the Schedule TO-I is hereby amended and supplemented by adding thereto the following exhibit:

99.(a)(5)(B)                           Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated May 4, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ David O’Loan

Name: David O’Loan

Title: Deputy Group Treasurer

Date: May 4, 2010

EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase, dated April 6, 2010*

99.(a)(1)(B)	Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 *

99.(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

99.(a)(1)(D)	Letter to Clients*

99.(a)(5)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 6, 2010.*

99.(a)(5)(A)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated April 28, 2010.**

99.(a)(5)(B)	Press Release of The Royal Bank of Scotland Group plc and National Westminster Bank Public Limited Company, dated May 4, 2010.

99.(b)	Not Applicable.

99.(d)	Not Applicable.

99.(g)	Not Applicable.

99.(h)	Not Applicable.

* Previously filed with the Schedule TO-I on April 6, 2010.

**Previously filed with the Schedule TO-I on April 28, 2010.